EXHIBIT 99.5
                                   EMPLOYMENT AGREEMENT

      THIS EMPLOYMENT AGREEMENT ("Agreement") is dated December 5, 2002, is effective as of January 1, 2003 and is by and between UNITED NATURAL FOODS, INC., a Delaware corporation (the "Company"), and STEVEN H. TOWNSEND ("Employee").

1. Employment.

      The Company hereby agrees to employ Employee, and Employee agrees to be employed by the Company, for the Term defined in Section 3, subject to earlier termination as hereinafter provided, at the rate of compensation and upon the other terms and conditions hereinafter set forth.

2. Position and Responsibilities.

      2.1 During the Term (as defined in Section 3.1) of this Agreement, Employee agrees to serve as President and Chief Executive Officer ("CEO") of the Company, with the duties, responsibilities and authority consistent with such positions. Employee's principal office shall be at Company headquarters in Dayville, Connecticut, with such travel as is necessary to perform his duties. Employee shall report to the Board of Directors (the "Board of Directors") of the Company. During the Term, Employee also agrees to perform such other executive services not inconsistent with this position as shall from time to time be assigned to him by the Board of Directors.

      2.2 During the Term, the Employee shall be a member of the Board of Directors. Thereafter, the Board of Directors shall appoint the Employee to fill any vacancies it is authorized to fill, and shall recommend to the shareholders of the Company that the Employee be re-elected to the Board of Directors in the event the Board of Directors is not so authorized. The Employee shall serve on any committees of the Board of Directors as may be requested by the Board of Directors. The Employee shall also serve as a member of the board of directors of any subsidiaries of the Company, and as President/Chief Executive Officer of such subsidiaries, as the Board of Directors requests.

3. Term and Duties.

      3.1 This Agreement shall be for a term commencing on January 1, 2003 and, unless this Agreement is sooner terminated under the provisions hereof, expiring December 31, 2005 (the "Initial Term"); provided that this Agreement shall immediately thereafter be automatically renewed for a series of one-year terms unless either party provides notice to the other party at least ninety (90) days prior to the end of the Initial Term or any renewal term of such party's decision not to renew this Agreement (the Initial Term and all renewal terms are hereinafter referred to as the "Term").

      3.2 During the Term, except for illness, vacations and holidays in accordance with then current Company policy, The Employee shall devote his full business efforts to the Company. Other activities of the Employee shall be limited in time and scope and not conflict with the terms of this Agreement. Subject to the foregoing, Employee may (i) continue to serve as a member of any board of directors on which he currently serves, as set forth in Attachment A;
(ii) serve on the board of directors of other companies with the prior written approval of the Nominating and Corporate Governance Committee of the Board of Directors, which shall not be unreasonably withheld; (iii) engage in such charitable activities, including board service, as he deems appropriate and (iv) devote reasonable time to the management of his personal assets.

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4. Compensation; Reimbursement of Expenses.

      4.1 For all services rendered by Employee in any capacity during the Term of his employment under this Agreement, Employee shall receive a base salary at an annualized rate of Five Hundred Thousand Dollars ($500,000) ("Base Salary"), payable in accordance with the customary payroll practices of the Company.

      4.2 In addition to Base Salary, Employee shall receive an incentive bonus per year of up to fifty percent (50%) of Base Salary based upon fulfillment of Company performance objectives determined semi-annually by the Compensation Committee of the Board of Directors (the "Compensation Committee") and agreed upon by the Employee. The incentive bonus will be paid no less than annually within forty-five (45) days of the end of each fiscal year provided that the Company's outside independent public accountants have issued an unqualified opinion as to the Company's financial statements for such year. For the first year of the Term, the incentive bonus will be paid on a semi-annual basis and thereafter on either a semi-annual or annual basis as determined by the Compensation Committee. Initial performance objectives shall include: attaining the Company's projected financial performance; successful integration of recent acquisitions, significantly strengthening the Company's leadership, developing key customer and supplier services, focus on the Company's core distribution business, raising internal goals for growth and profitability while improving key operating metrics.

      4.3 The Company agrees that the Compensation Committee shall review the Employee's amount of Base Salary annually and based on performance may increase (but shall not decrease) Base Salary effective each January 1, commencing January 1, 2004. Historically the Compensation Committee reviews compensation levels paid to Company executives based on a study commissioned periodically by the Compensation Committee of approximately twelve (12) comparable companies. It is the objective of the Company to increase the Employee's Base Salary effective January 1, 2005 to the 75th percentile of similarly situated executives, subject to the Employee's fulfillment of Compensation Committee established and agreed upon performance criteria.

      4.4 All payments under Sections 4.1 through 4.3 above shall be subject to the withholding of all applicable taxes and applicable benefits deductions.

      4.5 Consistent with established policies of the Company, the Company shall pay or reimburse Employee for all reasonable travel and other expenses incurred by Employee in performing his obligations under this Agreement.

      4.6 Employee shall be entitled to participate in all Company benefits now in effect or subsequently provided to other Company employees, to the extent he is eligible. In determining such benefits, the Company has given Employee service credit for past service to the Company after a prior break in service, all in accordance with the terms of each benefit plan and applicable law. Such benefits shall include, without limitation, participation in annual grants of stock options as determined by the Compensation Committee.

      4.7 Employee shall be entitled to a combined four (4) weeks (20 business days) of paid vacation per year, as well as all paid holidays of the Company.

5. Termination of Employment; Payments.

      5.1 Employee's employment hereunder shall terminate:

            (a) automatically upon the death of Employee;

            (b) at the election of the Company in the event of Employee's disability. As used in this Agreement, the term "disability" shall mean the material inability, in the reasonable opinion of the Board of Directors, of Employee to render his agreed upon full-time services to the Company due to physical and/or mental infirmity for a period of one hundred twenty (120) consecutive days, or an aggregate period of time exceeding one hundred twenty
(120) days in any consecutive twelve (12) month period;


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            (c) upon discharge of Employee by the Company for cause. As used in this Agreement, "cause" shall mean (i) conviction of a felony or crime of moral turpitude under applicable law, (ii) unauthorized acts intended to result in Employee's personal enrichment at the material expense of the Company or its reputation, (iii) any violation of Employee's duties or responsibilities to the Company which constitutes willful misconduct or dereliction of duty, or breach of Section 6, or (iv) Employee's other material breach of this Agreement which breach shall have continued unremedied for twenty (20) days after written notice by the Company to Employee specifying such failure;

            (d) upon discharge of Employee by the Company without cause, other than at the end of the Initial Term or any renewal term in accordance with
Section 2 hereof and not due to his death or disability; or

            (e) upon Employee's election to terminate his employment.

      5.2 Upon such termination, and subject only to Section 5.3 below, the Company shall be obligated to make only the following payments to Employee:

            (a) With respect to termination pursuant to Sections 5.1(c) and (e) above, the Company shall be under no obligation other than to provide Employee his Base Salary and benefits accrued through the date of such termination; provided, however, that with respect to a termination pursuant to subsection
(c), the Company may withhold any compensation due to Employee as a partial offset against any damages suffered by the Company as a result of Employee's actions.

            (b) With respect to termination pursuant to Sections 5.1(a) and (b) above, the Company shall be under no other obligation than to continue Employee's Base Salary and benefits under Section 5.2(c) below for a period of one (1) year following such termination. With respect to termination pursuant to
Section 5.1(d) above, the Company shall be under no other obligation than to continue Employee's Base Salary and benefits under Section 5.2(c) below for a period of two (2) years following such termination. Employee shall also be entitled to an incentive bonus pursuant to Section 4.2 at the end of the fiscal year in which such termination occurs, if termination is pursuant to Sections 5.1(a), (b) or (d) above.

            (c) The benefits to be continued upon termination shall be limited to medical and insurance benefits. All other benefits and perquisites shall cease upon termination.

            (d) The Company will make withholdings from said termination payments in accordance with the Company's generally applicable policies regarding employee contributions for any insurance coverages.

            (e) All unvested options to purchase Company common stock granted to the Employee shall automatically vest as of the date of termination if termination occurs under Sections 5.1(a), (b) or (d) above.

      5.3 Resignation for Good Reason. The Employee may terminate this Agreement for good reason (as defined below) by giving the Board of Directors written notice of termination, stating the basis for such termination, effective upon the date stated in such notice, which shall not be earlier than thirty (30) days following the Company's receipt of such notice. For purposes of this Agreement, "Good Reason" shall mean, without the Employee's express written consent, the occurrence of any one or more of the following:


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            (a) The assignment of Employee to duties materially inconsistent with the Employee's duties as President and CEO, and failure to rescind such assignment within thirty (30) days of receipt of notice from the Employee;

            (b) A relocation more than fifty miles from the Company's Dayville, Connecticut offices;

            (c) A reduction by the Company in the Employee's Base Salary, or the failure of the Company to pay or cause to be paid any compensation or benefits hereunder when due or under the terms of any plan established by the Company, and failure to restore such Base Salary or make such payments within five (5) days of receipt of notice from the Employee;

            (d) Failure to include the Employee in any new employee benefit plans proposed by the Company or a material reduction in the Employee's level of participation in any existing plans of any type; provided that a Company-wide reduction or elimination of such plans shall not be a violation of this Section
(d); or

            (e) The failure of the Company to obtain a satisfactory agreement from any successor to the Company with respect to the ownership of substantially all the stock or assets of the Company to assume and agree to perform this Agreement.

In the event of such termination for Good Reason, other than at the end of the Initial Term or any renewal term in accordance with Section 3.1 hereof, Employee shall be entitled to all salary and other benefits (including vesting of all unvested options) as if Employee had been terminated without cause under Section 5.1(d) above.

      5.4 Change In Control. If a Change in Control (as below defined) occurs, and as a result, the Employee does not continue as President and CEO of the Company, Employee shall have the option of resigning from the Company. Employee must give written notice to the Board of Directors within thirty (30) days of the occurrence of a Change in Control, specifying that such resignation is the result of a Change in Control, and such resignation shall be effective upon the Board of Directors' receipt of such resignation. Upon such receipt, the Company shall pay the Employee Base Salary and benefits under Section 4.6 above for two
(2) years following such resignation. Employee shall also be entitled for such two (2) years to bonus compensation within the limitations as a percentage of Base Salary as set forth in Section 4.2 and in accordance with objectives set forth by the Compensation Committee for such period. In the event the Employee should die within such period, the Company shall continue to make such payments and provide insurance and health benefits to and for his widow, if living, otherwise continue such payments to his estate and such benefits above for the full period from the effective date of the resignation. Upon the Employee giving such notice, all unvested options to purchase Company stock shall automatically vest. The above payments and benefits shall also apply if the Employee is terminated within one year of a Change in Control for other than Cause. The above benefits shall be in lieu of, and not in addition to, any post-employment benefits otherwise set forth herein.


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"Change in Control" means the happening of any of the following:

                  (i) any "person", including a "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the "Act"), but excluding the Company, any of its Affiliates, or any employee benefit plan of the Company or any of its Affiliates) is or becomes the "beneficial owner" (as defined in Rule 13(d)(3) under the Act), directly or indirectly, of securities of the Company representing the greater of 30% or more of the combined voting power of the Company's then outstanding securities. "Affiliate" means any corporation which is a subsidiary of the Company within the definition of "subsidiary corporation" under Section 424(f) of the Internal Revenue Code of 1986, as amended;

                  (ii) the stockholders of the Company shall approve a
            definitive agreement (1) for the merger or other business combination of the Company with or into another corporation if (A) a majority of the directors of the surviving corporation were not directors of the Company immediately prior to the effective date of such merger or (B) the stockholders of the Company immediately prior to the effective date of such merger own less than 50% of the combined voting power in the then outstanding securities in such surviving corporation or (2) for the sale or other disposition of all or substantially all of the assets of the Company; or

                  (iii) the purchase of 50% or more of the Stock pursuant to any tender or exchange offer made by any "person", including a "group" (as such terms are used in Sections 13(d) and 14(d) of the Act), other than the Company, any of its Affiliates, or any employee benefit plan of the Company or any of its Affiliates.

6. Certain Obligations of Employee.

      6.1 Employee represents and warrants that (a) there are no restrictions, agreements or understandings whatsoever to which Employee is a party which would prevent or make unlawful his execution of this Agreement or his employment hereunder, (b) his execution of this Agreement and his employment hereunder shall not constitute a breach of any law, rule or regulation, or of any contract, agreement or understanding, oral or written, to which he is a party or by which he is bound and (c) he is free and able to execute this Agreement and to enter into employment by the Company.

      6.2 Employee further covenants with the Company as follows (as used in this Section 6, "Company" shall include the Company and its subsidiaries and affiliates):

            (a) Employee shall, upon reasonable notice, furnish such information and proper assistance to the Company as may reasonably be required by the Company in connection with any litigation in which it is, or may become, a party. The Company shall, upon reasonable notice, furnish such information and proper assistance to Employee as may reasonably be required by Employee in connection with any litigation in which he is, or may become, a party as a result of his status as an employee of the Company.

            (b) Employee shall not knowingly use for his own benefit or disclose or reveal to any unauthorized person, any trade secret or other confidential information relating to the Company, or to any of the businesses operated by it, including, without limitation, any customer lists, customer needs, price and performance information, processes, specifications, hardware, software, devices, supply sources and characteristics, business opportunities, potential business interests, marketing, promotional pricing and financing techniques, or other information relating to the business of the Company, and Employee confirms that such information constitutes the exclusive property of the Company. Such restriction on confidential information shall remain in effect until such time as the confidential information is (i) generally available in the industry, (ii) disclosed in published literature or (iii) obtained by Employee during the term of his employment or after the expiration or earlier termination of this Agreement from a third party with the prior right to make such disclosure. Employee agrees that he will return to the Company any physical embodiment of such confidential information upon termination of employment.


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            (c) During the term of his employment, and for a period of one (1)
year following termination of such employment for any reason or payment of any compensation in accordance with Section 5 herein, whichever occurs last, Employee shall not engage, directly or indirectly (which includes, without limitation, owning, managing, operating, controlling, being employed by, giving financial assistance to, participating in or being connected in any material way with any person or entity), anywhere in the United States in the wholesale distribution of natural foods; provided, however, that: Employee's ownership as a passive investor of less than two percent (2%) of the issued and outstanding stock of a publicly held corporation so engaged, shall not by itself be deemed to constitute such competition. Further, during such one-year period Employee shall not act to induce any of the Company's vendors, customers or employees to take action, which might be disadvantageous to the Company.

            (d) Employee hereby acknowledges that he will treat as for the Company's sole benefit, and fully and promptly disclose and assign to the Company without additional compensation, all ideas, information, discoveries, inventions and improvements which are based upon or related to any confidential information protected under Section 6.2(b) herein, and which are made, conceived or reduced to practice by him during his employment by the Company and within one (1) year after termination thereof. The provisions of this subsection 6.2(d) shall apply whether such ideas, discoveries, inventions, improvements or knowledge are conceived, made or gained by him alone or with others, whether during or after usual working hours, either on or off the job, to matters directly or indirectly related to the Company's business interests (including potential business interests), and whether or not within the realm of his duties.

            (e) Employee shall, upon request of the Company, but at no expense to Employee, at any time during or after employment by the Company, sign all instruments and documents and cooperate in such other acts reasonably required of him to protect rights to the ideas, discoveries, inventions, improvements and knowledge referred to above, including applying for, obtaining and enforcing patents and copyrights thereon in any and all countries.

            (f) Employee agrees that he will not disclose to the Company, or use during the term of his employment, any proprietary or confidential information belonging to any third party which Employee may have acquired because of an employment, consulting or other relationship with such third party, whether such information is in Employee's memory or embodied in a writing or other physical form.

            (g) Employee recognizes that the possible restrictions on his activities which may occur as a result of his performance of his obligations under this Section 6 are required for the reasonable protection of the Company and its investments, and Employee expressly acknowledges that such restrictions are fair and reasonable for that purpose. Employee further expressly acknowledges that damages alone will be an inadequate remedy for any breach or violation of any of the provisions of this Section 6, and that the Company, in addition to all other remedies hereunder, shall be entitled, as a matter of right, to injunctive relief, including specific performance, with respect to any such breach or violation, in any court of competent jurisdiction. If any of the provisions of this Section 6 are held to be in any respect an unreasonable restriction upon Employee then they shall be deemed to extend only over the maximum period of time, geographic area, and/or range of activities as to which they may be enforceable.

      6.3 Employee expressly agrees that all payments and benefits due Employee under this Agreement shall be subject to Employee's compliance with the provisions set forth in this Section 6.


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      6.4 In the event of termination of employment for any reason, the Employee shall resign from the Board of Directors on the effective date of employment termination.

      6.5 This Section 6 shall survive the expiration or earlier termination of this Agreement without time limitation.

7. Indemnification.

      The Company shall indemnify the Employee to the fullest extent permitted under the laws of the State of Delaware. Such obligations shall survive during the Term and for ten (10) years thereafter. The Company's By-laws notwithstanding, upon the Employee's request, the Company shall pay any expenses incurred by the Employee in defending any action, suit or proceeding which may be subject to indemnification, provided the Employee undertakes to repay such amount if it is ultimately determined that Employee was not entitled to such indemnification. The Company shall use its best efforts to maintain its current level of directors and officers liability insurance during the time it has any obligation to indemnify the Employee.

8. Resolution of Disputes.

      Any dispute by and among the parties hereto arising out of or relying to this Agreement, the terms, conditions or a breach thereof, or the rights or obligations of the parties with respect thereto, shall be arbitrated in the City of Hartford, Connecticut, by a single arbitrator pursuant to then applicable commercial rules and regulations of the American Arbitration Association, or any successor organization. In such proceeding, the arbitrator shall determine who is a substantially prevailing party and shall award to such party its reasonable attorneys', accountants' and other professionals' fees and its costs incurred in connection with the proceeding. The award of the arbitrator shall be final, binding upon the parties and nonappealable and may be entered in and enforced by any court of competent jurisdiction. Such court may add to the award of the arbitrator additional reasonable attorneys' fees and costs incurred by the substantially prevailing party in attempting to enforce the award.

9. General Provisions.

      9.1 Neither Employee nor his beneficiaries or legal representatives may assign this Agreement, or any rights or obligations hereunder, without the Company's prior written consent.

      9.2 This Agreement shall be binding upon, and inure to the benefit of, Employee and the Company and their respective heirs, executors, administrators, successors and permitted assigns.

      9.3 This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto.

      9.4 No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. Neither the failure nor any delay on the part of either party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege nor shall any other waiver of right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.

      9.5 If, for any reason, any provision of this Agreement is held invalid, such invalidity shall not affect any other provision of this Agreement not held so invalid, and each such other provision shall to the full extent consistent with law continue in force and effect.


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      9.6 The sections headings are included solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Agreement.

      9.7 This Agreement has been executed and delivered in the State of Delaware, and its validity, interpretation, performance, and enforcement shall be governed by the laws of said State.

      9.8 This Agreement contains the entire understanding between the parties hereto and supersedes any and all prior agreements, oral or written, on the subject matter hereof between the Company and Employee.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement, intending the Agreement to become binding and effective as of the date and year first written above.

UNITED NATURAL FOODS, INC.


      By /s/ MICHAEL FUNK                       /s/ STEVEN H. TOWNSEND
         --------------------------                 ---------------------------
         Michael Funk                               Steven H. Townsend
         Vice Chair of the Board
         and CEO


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                                  ATTACHMENT A

             Entities of Which Employee Serves on Board of Directors
                               and/or Holds Office


1.    Board Member of Day Kimball Hospital and Chair of Audit Committee

2.    President of Northeast Connecticut Chamber of Commerce.

3.    President of Quinebaug Valley Community College Foundation.

4. Soon to be appointed to Board of The Savings Institute in Willimantic, Connecticut and a member of its Audit Committee.


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